Confidential Treatment Requested by BioAmber Inc.

BIOA-0001

BioAmber Inc.
NYSE: BIOA
1250 Rene Levesque Boulevard West, Suite 4310
Montreal (Quebec) Canada H3B 4W8
w: 514.844.8000
f: 514.844.1414

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

BioAmber Inc.

1250 Rene Levesque Boulevard West, Suite 4310

Montreal (Quebec) Canada H3B 4W8

Attn: Mario Settino, Chief Financial Officer

Telephone: (514) 844-8000 extension 140

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via E-mail

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: BioAmber Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 - Filed March 16, 2017

Form 10-Q for the Fiscal Quarter Ended June 30, 2017 - Filed August 4, 2017

Form 8-K - Filed August 3, 2017

File No. 1-35905

Dear Mr. O’Brien:

This letter is submitted on behalf of BioAmber Inc. (“BioAmber” or the “Company”) in response to the comments set forth in the letter, dated November 27, 2017 (the “Comment Letter”), of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2016 (“Form 10-K), Form 10-Q for the Fiscal Quarter ended June 30, 2017 (“Form 10-Q”) and Form 8-K filed August 3, 2017 (“Form 8-K”, and collectively with the Form 10-K and Form, 10-Q, the “Periodic Filings”).

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Periodic Filings.

Form 10-Q for the Quarter ended September 30, 2017

Management’s Discussion and Analysis, page 26

Performance Drivers, page 29

1. Please address your near and long term outlook, including an assessment of your utilization rates and pricing. In this regard, we note that your discussion under the Performance Drivers should be updated to address:

•	the status of your three-year agreement with PTTMCC Biochem, which you entered into April 2014. Address the impact on your future sales and utilization rates if this agreement is not renewed. Indicate whether you have entered into any definitive supply agreements;

www.bio-amber.com

Confidential Treatment Requested by BioAmber Inc.

BIOA-0002

Response:

[***]

[***]

[***]

•	your current production capacity and ability to lower production costs. Address whether your bio-succinic acid is currently cost-competitive with succinic acid produced from oil. In this regard, it appears you should also discuss current oil prices; and

Response:

The nameplate capacity of the Sarnia plant is 30,000 Metric Tons [***]

[***]

Our bio-succinic acid is cost-competitive with succinic acid produced from oil of [***] and above and we estimate our costs will be [***] than petro-based succinic acid once our plant reaches nameplate capacity [***]

•	the pricing of your feedstock and other manufacturing input prices. Address the current pricing volatility of these inputs and whether your forecasted pricing assumptions have been as expected. In this regard, we note that your cost of sales excluding depreciation and amortization have increased from 151% of sales for the nine months ended September 30, 2016 to 165% of sales for the nine months ended September 30, 2017 and from 151% of sales for the three months ended September 30, 2016 to 181% of sales for the three months ended September 30, 2017.

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Confidential Treatment Requested by BioAmber Inc.

BIOA-0003

Response:

[***]

•	[***]

•	[***]

Comparison of three months ended September 30, 2017 and 2016, page 33

Comparison of nine months ended September 30, 2017 and 2016

2. You indicated in your response to our prior comments 2 and 3 from our letter dated September 27, 2017 that you would disclose the percentage of change in volume and pricing and as well as any other material factors that resulted in changes to your results of operations and that you would also disclose the plant utilization for each period presented. This information does appear to have been presented in this filing. We, therefore, reiterate these comments.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will address the Staff’s comment in future filings.

Critical Accounting Policies and Estimates, page 37

3. We note your response to our prior comment 4 from our letter dated September 27, 2017. Please update your Long-Lived Assets critical accounting policy and estimate disclosures. In this regard, we note you merely refer your investors to the critical accounting estimates contained in your Annual Report on Form 10-K. The critical accounting policy disclosure in your Form 10-K does not provide investors with a robust discussion of your critical estimates that focuses on the assumptions and uncertainties that underlie the impairment analysis of your most significant asset. Finally, we note that while you tested your Long-Lived Assets for recovery as of December 31, 2016, you did not provide investors with any of the following information:

•	A description of the methods and key assumptions used and how the key assumptions were determined;

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Confidential Treatment Requested by BioAmber Inc.

BIOA-0004

•	A discussion of the degree of uncertainty associated with the key assumptions underlying your estimates that have the reasonable possibility of changing and could lead to material impairment charges in the future. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please expand your disclosures to address the above bullets in order to provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Please also expand your disclosure to discuss your evaluation of whether, as of the latest period presented, there was objective evidence of events or changes in business conditions that suggests your long-lived assets may be impaired. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will address the Staff’s comment in future filings.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Mario Settino, Chief Financial Officer, BioAmber Inc., 1250 Rene Levesque Boulevard West, Suite 4310, Montreal (Quebec) Canada H3B 4W8, before it permits any disclosure of the bracketed information in this letter. The Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed information contained in this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at Mario.settino@bio-amber.com, (514)-844-8000, extension 140.

Sincerely,

/s/ Mario Settino
Mario Settino
Chief Financial Officer
BioAmber Inc.

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